October 22, 2011

Brian Cascio
Securities and Exchange Commission
Washington D.C. 20549

Re:	Fresh Start Private Holdings, Inc. Form 10-K for the Year Ended November 30, 2010 Filed August 23, 2011 File NO. 000-53400

Dear Mr. Cascio

In response to your letter dated August 31, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Fresh Start Private Holdings, Inc. (the “Company”). Further to our conversation yesterday, we have prepared an amendment to Form 10-K for the Year Ended November 30, 2011. We look forward to your comments prior to filing the amended Form 10K.

The Company has made certain changes in the Form 10-K filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s August 31, 2011 letter in italicized text immediately before our response.

Form 10-K for the fiscal year ended November 30, 2010.

1.	Please tell us when you will file the Forms 10-Q for the first, second and third quarters of fiscal 2011.

Response:

The Company has filed the first and second quarter Forms 10-Q on September 16, 2011 and September 19, 2011 respectively. The Company intends to file its Form 10-Q on October 15, 2011.

Item 8. Financial Statements

Note 1. Nature of Operations – Going Concern, page 13

2.
Please revise to address management’s viable plans to overcome the financial difficulties and provide your specific plan of operations, the expected time frame for the development of your products and services, necessary funding, and planned source of this funding. Please also discuss the company’s ability or inability to generate sufficient cash to support operations for the next twelve months. For guidance, see Section 607.02 of the Financial Reporting Codification. Please provide a similar discussion in your MD&A.

Response:

Note 1 has been modified to state: “The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplate the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs for the next fiscal year and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. As of November 30, 2010, the Company has an accumulated deficit of $131,557, and if the Company is unable to obtain adequate capital, it could be forced to cease operations.

Over the next 12 months, the Company plans to investigate and negotiate mineral claims. Upon securing a mineral claim, the Company plans to initiate exploration however, the Company cannot estimate the expense of exploration activities until such mineral claims have been identified. In order to continue as a going concern during the next fiscal year, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.”

The Company has moved the section titled “Plan of Operation” from Item 1 to Item 7. In addition we have added the following paragraph to the MD&A: “In order to maintain our status as a going concern we must raise additional proceeds of approximately $40,000 over the course of the next twelve months in order to cover expenses related to maintaining our status as a reporting company (legal, auditing, and filing fees) estimated at $35,000 and $5,000 to cover administrative costs.  In the event we negotiate mineral claims, in order to begin staged exploration activities, the Company will be required to raise additional capital. However, the Company cannot estimate the expense of staged exploration activities until such mineral claims have been identified. There is no assurance we will receive the required financing to complete our business strategies.  Even if we are successful in raising capital, we have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations.  If we are unable to accomplish raising adequate funds, it would be likely that any investment made into the Company would be lost in its entirety.”

Note 5 Loan Payable, page 17

3.	Please tell us why you have not imputed interest on the loan from the third party. Please tell us how you considered the guidance in SAB Topic 1.B.1.

Response:

As there is no agreement in place stating specific terms such as interest rate or term and therefore the payment of notes is not determinable and the note is deemed to be due on demand.

The note is not classified as intercompany debt and our review of guidance under SAB Topic 1.B.1 indicates no interest should be included in costs.

Item 9A(T). Controls and Procedures, page 20

4.
We see you have only provided disclosures related to internal control over financial reporting. Please amend your Form 10-K to also include all of the disclosure requirements for disclosure controls and procedures as of the end of the period. Please see Item 307 of Regulation S-K.

Response:

The Company has added the following paragraph as paragraph two in this section as follows: “Under the supervision and with the participation of our management, including our President and principal financial officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our President and principle executive officer, who also acts as our principal financial officer, concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report for the purpose of gathering, analyzing and disclosing of information that the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.”

In addition, we have added the following headings: “Limitations on Effectiveness of Controls” and “Management’s Annual Report on Internal Control Over Financial Reporting”.

5.
In the third paragraph, please revise the second sentence to state your conclusion about internal control over financial reporting, rather than “internal controls and procedures”. Please see Item 308 or Regulation S-K.

Response:

We have revised the subject paragraph in accordance with your recommendation.

6.
In this regard, please ensure that your Forms 10-Q for fiscal 2011 provide the disclosures required by Item 307 of Regulation S-K for disclosure controls and procedures at the end of each quarter. In addition, please note that Item 308 of Regulation S-K only requires management’s report on internal control over financial reporting as of the end of the fiscal year.

Response:

We note your comment and will ensure that future 10-Q filings provide the disclosures required by Item 307 of Regulation S-K and that Item 308 of Regulation S-K only requires managements’ report on internal control over financial reporting as of the end of the fiscal year.

We trust the revisions meet with your approval.

Sincerely,

/s/ Andrew Aird

Andrew Aird
President,
Fresh Start Private Management, Inc.